SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on October 30, 2018.

By letter dated October 30, 2018, according to the resolution adopted by the Ordinary and Extraordinary Shareholders' Meeting held on October 29, 2018 and the decision adopted by the Board of Directors on the same day pursuant to the delegations made by the shareholders, it has been resolved to allot treasury shares of the company to all shareholders of record date November 9, 2018.

The distribution among the shareholders will be up to the amount of 20,656,215 treasury shares, which constitutes 0.04294551131 shares per common share and 0.4294551131 per ADR, a percentage of 4.171713807% over the outstanding capital stock of $501,642,804 and a 4.29455131% over the net outstanding capital stock of $480,986,589 of portfolio shares and will be paid on November 12, 2018.

 The fraction shares will be settled in cash in accordance with the rules of the Bolsa de Comercio de Buenos Aires about fractions that are smaller than one share or one ADR.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
October 30, 2018